

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Via E-mail
Phillip O. Strawbridge
Chief Financial Officer
Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, MD 20817

Re: Centrus Energy Corp.
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.1 - Letter Agreement, dated September 23, 2019, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation
Exhibit No. 10.2 - Amendment No. 009, dated September 23, 2019, to the Enriched Product Transitional Supply Contract dated March 23, 2011, between United States Enrichment Corporation and TENEX
Exhibit No. 10.3 - Letter Agreement, dated June 12, 2018, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation
Exhibit No. 10.4 - Letter Agreement, dated September 28, 2019, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation
Filed November 8, 2019
File No. 001-14287

Dear Mr. Strawbridge:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance